January 20, 2006

VIA FAX, EDGAR SUBMISSION, AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation

Form 10-K for the year ended December 31, 2004

Filed March 11, 2005

File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated December 20, 2005 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the Staff’s comments below followed by the Company’s response to each comment. For Comment 1, we have separated out the key issues for purposes of clarity:

Comment 1 a): We note your response to prior comment two in our letter dated November 22, 2005. We see that you defer revenue on products sold to distributors due to the right of return. Please tell us why you defer revenue related to your sales returns and allowances and the accounting literature you relied on for this treatment. If you do not meet the criteria under SFAS 48 to recognize revenue because of your inability to estimate returns, clarify the basis for recognizing the sale on your balance sheet.

Response 1 a): Because our sales to distributors include rights of return, SFAS No. 48 “Revenue Recognition When Right of Return Exists”, (SFAS 48) applies. Paragraph 6 of SFAS 48 states:

“if an enterprise sells its products but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all (emphasis added) of the following conditions are met:

a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

e)	The seller does not have significant obligation for future performance to directly bring about resale of the product by the buyer.

f)	The amount of future returns can be reasonably estimated (paragraph 8).

Sales revenue and cost of sales that are not recognized at time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.”

We defer revenue recognition at the time we ship products to our distributors because the ultimate sales price to the end customer is neither fixed nor determinable as required by SFAS No. 48, paragraph 6 a) above. Our distributors negotiate selling prices with their customers and, accordingly, they frequently request price discounts from us. Such discounts vary significantly based on the customer, product, quantity ordered, geographic location and other factors. Once the distributor has resold the product, and our final sales price is fixed and determinable, we recognize revenue and related costs of sales. Also, at this time, the distributor’s right to return the product expires.

With regards to our balance sheet presentation, we present deferred revenue and costs of goods sold on our consolidated balance sheet, net, within the caption “Deferred income and allowances on sales to distributors”. We believe this presentation appropriately reflects the true economics of the transaction and general industry practice and is consistent with SAB Topic 13, Item A. “Selected Revenue Recognition Issues”, Part 4 “Fixed or determinable sales price” (SAB 13A.4) as we defer 100% of the revenue and 100% of the costs. Moreover, we believe that the alternative of recording deferred revenue for the sale and presenting the inventory sold to distributors as an asset on our balance sheet would be misleading because:

•	We have neither the risks nor any benefits associated with the possession or control of the inventory shipped to distributors;

•	We do not have title nor risk of loss with respect to the products already shipped to distributors (standard invoice terms are FOB or Ex-Works shipping point);

•	We have no rights to direct return or cause any other disposition of the inventory once it has been shipped to the distributor;

•	We do not directly or indirectly control the use of the product once it has been shipped to the distributor;

•	The inventory is not subject to any consignment arrangement; and

•	The deferral of revenue due to price discounts while inventory is held at the distributor does not equate to continuous direct or indirect ownership of the inventory by us.

For additional reference, we attach our response to the SEC Staff’s comment letter dated October 1, 2003. Please see specifically comment number 8 (page 6) where we outline, in detail, our accounting procedures and related journal entries associated with our deferred income and allowances on sales to distributors account. Our accounting for sales to distributors today is consistent with the description in our prior response.

Comment 1 b): In addition, clarify the nature of the reserves for OEM sales returns and allowances and why this is included in the deferred income liability. Your response should indicate how this accounting treatment complies with SAB 101, SAB 13A.4 and SFAS 48.

Response 1 b): Our OEM sales returns and allowances primarily consist of product return allowances. OEMs have no general right of return. We do, however, allow for defective product returns under our warranty provisions. These types of returns have historically been both infrequent and insignificant in absolute dollar and percentage terms.

Sales directly to OEMs comprise approximately 5% of our worldwide net revenue. For the fiscal year ending December 31, 2004, OEM returns and allowance activity was as follows:

($000)
Beginning Reserve Balance 01/02/04	$30
Provisions against Revenue	810
Less: Processed Customer Claims	800

Ending Reserve Balance 12/31/04	$40

For the year ending December 31, 2004, OEM returns and allowances comprised approximately 3% of worldwide OEM revenues. Given the historical nature and insignificance of OEM returns, we believe that the amount of future OEM returns can be reasonably estimated and we record revenue at the time of sale in accordance with SFAS 48. Because we believe that the additions, deductions, and balances both individually and in aggregate were not significant, we included these balances within the caption “Deferred income and allowances on sales to distributors” on our consolidated balance sheet.

We recognize revenue on products sold to OEM’s upon shipment. This revenue recognition accounting treatment for shipments to OEM’s complies fully with SAB 101 “Revenue Recognition” (SAB 101), SFAS 48 and SAB 13A.4 as follows:

SAB 101

We recognize revenue at time of shipment to our OEMs as we have satisfied all of the revenue recognition criteria under SAB 101:

1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred or services have been rendered;

3.	The seller’s price to the buyer is fixed or determinable (see also review of SFAS 48 and SAB 13A.4 below);

4.	Collectibility is reasonable assured.

SFAS 48 / SAB 13A.4

We meet all of the criteria of Paragraph 6 of SFAS 48 (see earlier citation) and based on our extensive history with respect to OEM returns we believe we meet the criteria under Paragraph 8 of SFAS 48 with respect to our ability to reasonably estimate such returns.

We also note that we have reviewed the relevant sections of SAB 13A.4 and believe based on our ability to reasonably estimate OEM returns that we fully comply with the Staff’s guidance, therein.

Comment 2: As a related matter, please provide us with the composition of your deferred income and allowances on sales to distributors at the most recent balance sheet date, and indicate the amount of deferred income related to rights of return. Please also tell us your history of reversals of deferred income and allowances of sales to distributors. In addition, tell us when you expect to recognize this deferral in the statements of income.

Response 2: We present the components of our deferred income and allowances for our most recent year end balance sheet as included in our Form 10-K for the year ended December 31, 2004, as follows:

($000)	12/31/2004
Deferred Revenue on Shipments to Distributors	296,270
Deferred Cost of Sales on Shipments to Distributors	(32,050)

Deferred Income on Shipments to Distributors	264,220

Advances to Distributors & Other	(43,139)

Total	221,081

We cannot and do not separate our deferred income and allowances account between rights of return and price discounts because we defer all sales to distributors until the price is fixed and the distributors’ right of return has expired, both of which occur at the moment of resale by the distributor.

The following summarizes the activity of our “Deferred income and allowances of sales to distributors” account for the year ending December 31, 2004:

12/31/2004
Balance as of 1/2/04	245,421

Deferred Income - Shipments to distributors	2,229,534
Distributor allowances
Debit Memos Paid (i.e. Price Discounts to Distributor)	(1,511,203)
Returns, Advances to Distributors & Other	(92,521)

Income recognized on distributor shipments to end customers (i.e. Reversal of deferred income and allowances)	(650,150)

Balance as of 12/31/04	221,081

As of December 31, 2004, our worldwide distributors stocked 1.4 months of inventory based on average monthly historical demand. We therefore expect that we would recognize the deferred income over the next 1.4 months, approximately. However, by line item, the timing of the actual recognition of this deferral in our consolidated statements of income could be significantly different from this 1.4 months approximation.

Please direct any comments or inquires regarding the foregoing to me (408) 544-8015 (telephone) or (408) 544-6414 (facsimile).

Very truly yours,

/s/ Nathan Sarkisian
Nathan Sarkisian
Senior Vice President and Chief Financial Officer

Attachment

ATTACHMENT

October 20, 2003

VIA EDGAR SUBMISSION AND COURIER

Margery Reich

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 0306

Washington, DC 20549

RE:	Altera Corporation

Form 10-K for the fiscal year ended December 31, 2002

Filed March 11, 2003

Forms 10-Q for the quarters ended March 31, and June 30, 2003

File No. 000-16617

Dear Ms. Reich:

This letter is in response to your comment letter dated October 1, 2003 concerning the above-referenced filings by Altera Corporation (the “Company”). For your convenience, we have set forth each of the Staff’s comments below followed by the Company’s response to each comment.

December 31, 2002 Form 10-K

Financial Statements – Page 27

Consolidated Balance Sheets – Page 28

1.	Please provide us with a rollforward schedule of your allowance for doubtful accounts for each of the periods presented. Supplementally tell us why you believe that you are not required to provide Schedule II: Valuation and Qualifying Accounts.

Response: Per the Staff’s request, a rollforward schedule of the Company’s allowance for doubtful accounts for each period presented in the Company’s Form 10-K filed on March 11, 2003 is provided below. As you will note, the additions, deductions, and balances were not individually significant. Additions were de minimis and deductions (write-offs) were immaterial to the Company’s consolidated balance sheets for each of the respective periods. The Company believes this level of disclosure meets the requirement of Rule 12-09 of Regulation S-X. In future filings on Form 10-K, the Company will include such rollforward information in its financial statements and related footnotes.

Margery Reich

Securities and Exchange Commission

October 20, 2003

($K)	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year
For the year ended December 31, 2000 Allowance for doubtful accounts	6,865	0	867	5,998

For the year ended December 31, 2001 Allowance for doubtful accounts	5,998	0	33	5,965

For the year ended December 31, 2002 Allowance for doubtful accounts	5,965	2	901	5,066

Consolidated Statements of Cash Flows – Page 30

2.	In future filings please reflect the changes in your account for deferred income on sales to distributors on a gross basis within your cash provided by (used for) operating activities.

Response: The Company believes that reporting the net changes in deferred income and allowances on sales to distributors as presented in the Company’s Consolidated Statements of Cash Flows is consistent with industry practice and appropriately reflects the economic activities of this specific account. We are providing you, on a supplemental basis, relevant excerpts from the recent Form 10-K filings of Xilinx, Inc., Lattice Semiconductor Corporation, and Actel Corporation, which the Company believes are representative of industry practice in this area. Please also see the Company’s response to Question 8 for further background explanation on the Company’s accounting for sales to distributors. You will note that per the accounting examples included in that response, all movements within the “Deferred income and allowance on sales to distributors” account are non-cash items.

Note 2. Significant Accounting Policies – Page 32

Inventories – Page 32

3.	Supplementally quantify the remaining balance of inventory items previously written-down or written-off and tell us the significant components of that balance. In future filings please provide similar disclosure in MD&A as long as a significant balance of such items remains on hand.

Margery Reich

Securities and Exchange Commission

October 20, 2003

Response: As a result of unfavorable economic conditions and diminished demand for its semiconductor products, the Company experienced a sharp decline in sales and recorded inventory charges of $154.5 million in 2001. These inventory charges, which were recorded in cost of sales in the Company’s 2001 consolidated statement of operations, covered a wide range of its component product families and assembly package materials.

As of June 30, 2003, the book value of the inventory written down in 2001 was substantially zero while the cost basis was $33.3 million. The cost basis of $33.3 million was comprised of the following significant inventory components:

($M)
Raw materials and work in process	26.7
Finished goods	6.6

Total Cost Basis	33.3

The Company will provide the aforementioned details in its future filings as long as the cost basis of remaining inventory balances is significant.

Revenue Recognition – Page 33

4.	Please tell us the amount of revenue you derived from software sales in each period presented.

Response: Revenue from software sales has consistently represented an insignificant amount of the Company’s total net sales as shown in the table below.

($K)	Year Ending December 31,			Six Months Ending
	2000	2001	2002	June 30, 2003 (Unaudited)
Revenue derived from Software Sales	17,396	14,273	11,556	5,485
% of Total Net Sales	1.3%	1.7%	1.6%	1.4%

5.	Please provide us with a rollforward schedule of your sales returns and allowances for each of the periods presented. Supplementally tell us why you believe that you are not required to provide Schedule II: Valuation and Qualifying Accounts.

Margery Reich

Securities and Exchange Commission

October 20, 2003

Response: Sales returns and allowances relate solely to sales made directly to end customers (“OEMs”) as opposed to sales made to distributors (please see the Company’s response to Question 8). OEM sales returns and allowances are recorded based on historical experience rates as well as for specific customer returns or allowances. Per the Staff’s request, a rollforward schedule of the Company’s OEM sales returns and allowances for each period presented in the Company’s Form 10-K filed on March 11, 2003 is provided below. The Company believes that the additions, deductions, and balances were not significant individually or in aggregate. Because the ending balances were deemed immaterial, the Company has included the balances within the caption “Deferred income and allowances on sales to distributors” in its consolidated balance sheets.

In future filings on Form 10-K, the Company will include such rollforward information in its financial statements and related footnotes.

($K)	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year
For the year ended December 31, 2000 Allowance for OEM Returns and Allowances	135	1,483	1,455	163

For the year ended December 31, 2001 Allowance for OEM Returns and Allowances	163	1,506	1,617	52

For the year ended December 31, 2002 Allowance for OEM Returns and Allowances	52	526	517	61

6.	We note that 95% of your revenues are derived from sales to distributors. You should revise your revenue recognition policy to provide additional discussion about how you record revenues to distributors and why. Your disclosure should address both the timing and measurement of the revenues and the significant terms of your sales to these distributors.

Response: In future filings, the Company will provide a more comprehensive description of its revenue recognition policy related to sales to distributors in the footnotes to its financial statements. Please also see the Company’s response to Question 8 for further background on its accounting for sales to distributors. In addition, please refer to the discussion of the Company’s revenue recognition policy included in “Critical Accounting Policies—Revenue Recognition” within Item 7 of the Company’s Form 10-K filed on March 11, 2003.

Margery Reich

Securities and Exchange Commission

October 20, 2003

Note 14. Segment and Geographic Information – Page 44

7.	In future filings please report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of SFAS 131.

Response: The Company operates in a single industry segment comprised of the design, development, manufacture and sale of programmable logic devices (“PLDs”). The Company’s chief operating decision maker reviews operating results and assesses operating performance at this level.

The Company acknowledges the enterprise-wide disclosures required by SFAS 131, including information about major customers, information about geographic areas, and information about products and services. The Company has disclosed the required information about the extent of its reliance on its major customers and the required information on revenues and long-lived assets by geography in Notes 2 and 14, respectively, to the Company’s 2002 consolidated financial statements.

With respect to information about products and services required by paragraph 37 of SFAS 131, please note that over 95% of the Company’s net sales are derived from the sale of PLDs.

June 30, 2003 Form 10-Q

Financial Statements – Page 3

Condensed Consolidated Balance Sheets – Page 3

8.	Please show us a rollforward schedule of your deferred income and allowances on sales to distributors account for 2000, 2001, 2002, and the six months ended June 30, 2003. Tell us the nature of your product return policies and price adjustments and other credits. Explain to us in detail how you account for the deferred income and allowances and tell us why. Your response should address timing and measurement for both increases and decreases to the account.

Response: The Company’s policy is to recognize revenue for products sold through distributors at the time the distributor sells the product to its end customer. The primary reason for not recognizing revenue at the time products are shipped to distributors is that the Company offers various forms of price concessions to its distributors such that the sales price is not substantially fixed or determinable until the products have been sold by

Margery Reich

Securities and Exchange Commission

October 20, 2003

the distributors to an end customer. Additionally, distributors have contractual rights to return products, up to a specified amount for a given period of time. Accordingly, the Company believes it is appropriate to defer revenue recognition until the product ships to the end customer and the sales price is fixed and determinable.

Price concessions are granted to distributors in two forms. The first is a contractual obligation of the Company to provide a credit or rebate (“Price Protection”) to a distributor if the Company publishes a new price list in which the new price is lower than the price paid by the distributor for products still in its inventory. The second type of concession is not a contractual obligation of the Company, but is an industry practice whereby a distributor may receive a rebate (“Distributor Price Authorization” or “DPA”) if the distributor’s sales price to the end customer is substantially discounted. The DPA rebates are negotiated on a case-by-case basis through a specific approval process.

Accounting Treatment Examples

At the time of shipment to the distributor, the Company does not record revenue or cost of sales. Instead, the Company records a receivable for the original selling price, relieves inventory for the cost basis of goods shipped (note that title transfers upon shipment and the distributor assumes risk of product loss), and records the margin (income) in the caption “Deferred income and allowances on sales to distributors” in the liability section of the Company’s consolidated balance sheet. Upon notification of the distributor’s shipment to the end customer, the Company relieves the “Deferred income and allowances on sales to distributors” account and records the margin (income) in the consolidated statement of operations. The following example illustrates the transaction accounting.

Transaction A: Assume the Company ships $100 of products, with a $30 cost basis. The following entry would be recorded at the time of shipment to the distributor:

Dr. Accounts receivable	100

Cr. Inventory		30

Cr. Deferred income and allowances on sales to distributors		70

Impact: Deferred income account increases on the shipment to the distributor.

Margery Reich

Securities and Exchange Commission

October 20, 2003

Transaction B: Next, assume the distributor remits payment to the Company. The following entry would be recorded.

Dr. Cash	100

Cr. Accounts receivable		100

Impact: No impact to the Deferred income account.

Transaction C: Next, assume the Company publishes a new price list and the distributor has products in its inventory that it previously purchased from the Company for $100 and that it could now buy for $90 (Price Protection). The following entry would be recorded upon the processing of the distributor’s Price Protection claim:

Dr. Deferred income and allowances on sales to distributors	10

Cr. Accounts receivable		10

Impact: Deferred income decreases due to the Company reducing its sales price to the distributor.

Transaction D: Next, assume the Distributor returns product originally purchased by the distributor for $10 where the Company has a cost basis of $3. The following entry would be recorded:

Dr. Inventory	3

Dr. Deferred income and allowances on sales to distributors	7

Cr. Accounts receivable		10

Impact: Deferred income decreases due to a portion of the original shipment to the distributor now being returned to the Company.

Margery Reich

Securities and Exchange Commission

October 20, 2003

Transactions E&F: Next, assume the distributor ships product to an end customer, and was granted a negotiated rebate (DPA) of $7 related to such shipments. The following two entries would be recorded to recognize revenue, net of the DPA.

E)

Dr. Deferred income and allowances on sales to distributors	7

Cr. Accounts receivable		7

Impact: To recognize the DPA on the distributor’s sale to the end customer. Deferred income decreases due to the Company reducing its sales price to the distributor.

F)

Dr. Deferred income and allowances on sales to distributors	46

Dr. Cost of sales	27

Cr. Revenue		73

Impact: To recognize revenue and cost of sales on the distributor’s sale to the end customer. Deferred income is relieved.

The Deferred income and allowance on sales to distributors account is used to initially defer margin (income) upon initial shipment to the distributor and then is relieved to reflect the net margin (income) ultimately realized on the sale. The Deferred income account is also impacted by price concessions and distributor product returns. The following rollforward schedule summarizes the activity in the Deferred income account from the above example:

	Activity	Subtotal
Beginning Balance	0	0
Deferred income — shipments to distributors (A)	70	70
Distributor allowances (C, D, E)	(24)	46
Income recognized on distributor shipments to end customers (F)	(46)	0

Ending Balance	0	0

Below is the rollforward schedule of the Company’s deferred income and allowances on sales to distributors account for 2000, 2001, 2002, and for the six months ended June 30, 2003.

Margery Reich

Securities and Exchange Commission

October 20, 2003

($K)	Year Ended December 31,			Six Months Ended (unaudited)
	2000	2001	2002	June 30, 2003
Beginning Balance	227,760	460,314	147,745	144,307
Deferred income — shipments to distributors	2,245,274	941,911	1,129,087	813,342
Distributor allowances	(1,171,659)	(727,680)	(740,027)	(514,681)
Income recognized on distributor shipments to end customers	(841,129)	(523,404)	(389,408)	(240,899)
Other	68	(3,396)	(3,090)	(667)

Ending Balance	460,314	147,745	144,307	201,402

The “Other” category and amounts relate primarily to end customer and other miscellaneous revenue and reserve activities. The amounts are insignificant and thus have been included in the caption “Deferred income and allowances on sales to distributors” in the Company’s consolidated balance sheets.

The Company does not believe the inclusion of the aforementioned data in its filings would provide meaningful information to the reader, nor does the Company believe this would be consistent with industry practice related to such disclosures (please see the previously referenced, supplementally provided, excerpts from selected industry filings).

*    *    *    *

Margery Reich

Securities and Exchange Commission

October 20, 2003

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8015 (telephone) or (408) 544-6414 (facsimile).

Very truly yours,

/s/ Nathan Sarkisian
Nathan Sarkisian
Senior Vice President and Chief Financial Officer